Filed Pursuant to Rule 424(b)(3)
Registration No. 333-68513-08

SUPPLEMENT
To Prospectus Supplement dated August 27, 1999

$247,020,788 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 1999-ALS3

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On August 30, 1999, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 1999-ALS3 (the "Certificates") were issued in an original aggregate principal amount of approximately $247,020,788. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of August 1, 1999 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and U.S. Bank National Association, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1999-ALS3

REPORTS TO CERTIFICATEHOLDERS

Distribution Date: November 25, 2003

Class	Original Certificate Face Value	Beginning Certificate Balance	Principal Distribution	Class Accrued Interest Distributed	Realized Loss of Principal Allocated	Net Prepayment Interest Shortfall	Current Interest Shortfall	Outstanding Interest Shortfall	Ending Certificate Balance
1-CB	$83,692,000.00	$13,776,161.82	$567,222.20	$83,230.98	$0.00	$0.00	$0.00	$0.00	$13,208,939.62
1-PO [1]	$347,058.00	$88,503.80	$775.76	$0.00	$0.00	$0.00	$0.00	$0.00	$87,728.04
2-NC	$144,842,000.00	$21,105,632.64	$2,275,101.99	$127,513.20	$0.00	$0.00	$0.00	$0.00	$18,830,530.65
2-PO [1]	$936,630.00	$296,353.93	$362.03	$0.00	$0.00	$0.00	$0.00	$0.00	$295,991.90
B1	$9,795,000.00	$9,430,840.95	$9,215.40	$56,978.00	$0.00	$0.00	$0.00	$0.00	9,421,625.55
B2	$4,520,000.00	$4,351,955.19	$4,252.53	$26,293.06	$0.00	$0.00	$0.00	$0.00	4,347,702.66
B3	$2,888,000.00	$2,780,629.82	$2,717.10	$16,799.64	$0.00	$0.00	$0.00	$0.00	2,777,912.72
B4	$1,381,000.00	$1,329,657.11	$1,299.28	$8,033.35	$0.00	$0.00	$0.00	$0.00	1,328,357.83
B5	$1,004,000.00	$966,673.22	$944.59	$5,840.32	$0.00	$0.00	$0.00	$0.00	965,728.63
B6*	$1,762,863.18	$497,388.91	$486.03	$3,005.06	$104,859.29	$0.00	$0.00	$0.00	392,043.59
R	$100.00	$100.00	$0.00	$1.07	$0.00	$0.00	$0.00	$0.00	$100.00
	$251,168,651.18	$54,623,897.39	$2,862,376.91	$327,694.68	$104,859.29	$0.00	$0.00	$0.00	$51,656,661.19

[1] Classes 1-AP and 2-AP are principal only securities and will not receive interest payments
[2] Class B6 Interest includes recoveries on prior losses of: 0.00
[3] Net Prepayment Interest Shortfall includes Relief Act Interest Shortfall

Class	Cusip	Beginning Balance	Principal Distribution	Interest Distribution	Realized Loss of Principal Allocated	Remaining Balance	Current Period Pass-Through Rate
1-CB	863572F32	164.60547985	6.77749606	0.99449147	0.00000000	157.82798380	7.25000%
1-PO	863572F40	255.01155426	2.23524598	0.00000000	0.00000000	252.77630828	NA
2-NC	863572F57	145.71486613	15.70747428	0.88036067	0.00000000	130.00739185	7.25000%
2-PO	863572F65	316.40448203	0.38652403	0.00000000	0.00000000	316.01795800	NA
B1	863572F73	962.82194487	0.94082695	5.81704952	0.00000000	961.88111792	7.25000%
B2	863572F81	962.82194469	0.94082522	5.81704867	0.00000000	961.88111947	7.25000%
B3	863572F99	962.82195983	0.94082410	5.81704986	0.00000000	961.88113573	7.25000%
B4	863572G31	962.82194786	0.94082549	5.81705286	0.00000000	961.88112238	7.25000%
B5	863572G49	962.82193227	0.94082669	5.81705179	0.00000000	961.88110558	7.25000%
B6	863572G56	282.14833439	0.27570489	1.70464732	59.48237571	222.39025379	7.25000%
R	863572G23	1000.00000000	0.00000000	10.70000000	0.00000000	1000.00000000	7.25000%

REPORTS TO CERTIFICATEHOLDERS

Trust Agreement Dated August 1, 1999

(Pursuant to Section 4.03)

	Group 1	Group 2	Total
i) Beginning Aggregate Scheduled Principal Balance	$21,123,710.47	$33,500,186.98	$54,623,897.45
Scheduled Principal	$22,779.96	$30,796.16	$53,576.12
Curtailments	$4,439.03	$722,539.31	$726,978.34
Paid in Full	$548,597.96	$1,533,224.48	$2,081,822.44
Liquidation Proceeds	$0.00	$307,775.63	$307,775.63
Insurance Proceeds	$0.00	$0.00	$0.00
Realized Loss	$0.00	$104,859.29	$104,859.29
Ending Aggregate Scheduled Principal Balance	$20,547,893.52	$31,108,767.74	$51,656,661.26
Non-PO Balance	$21,035,206.69	$33,203,833.05	$54,239,039.74

ii) Aggregate Advances	Group 1	Group 2	Total
Principal Advances	$24,503.12	$72,732.76	$97,235.88
Net Interest Advances	$152,831.12	$507,946.83	$660,777.95

iii) Realized Losses

Current:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	0	$0.00	0	$0.00	0	$0.00	0	$0.00
Group 2	1	$104,859.29	0	$0.00	0	$0.00	0	$0.00
Total	1	$104,859.29	0	$0.00	0	$0.00	0	$0.00

Cumulative:

	Realized Losses		Special Hazard Loss Amount		Fraud Loss Amount		Bankruptcy Loss Amount	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	5	$227,090.30	0	$0.00	0	$0.00	0	$0.00
Group 2	6	$1,069,011.20	0	$0.00	0	$0.00	0	$0.00
Total	11	$1,296,101.50	0	$0.00	0	$0.00	0	$0.00

Loss Limits:	NA	$999,000.00	$605,061.91	$180,000.00

	Group 1	Group 2	Total
iv) Servicing Fee	$4,400.78	$6,979.23	$11,380.01
Master Servicing Fee	$351.99	$558.32	$910.31
Trustee Fee	$127.60	$202.38	$329.98

STRUCTURED ASSET SECURITIES CORP.
MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 1999-ALS3

REPORTS TO CERTIFICATEHOLDERS

	Outstanding Loans		31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance	Count	Balance
Group 1	172	$20,547,893.52	3	$331,426.94	1	$34,041.13	1	$161,027.11
Group 2	74	$31,108,767.74	1	$386,710.90	0	$0.00	1	$853,821.96
Total	246	$51,656,661.26	4	$718,137.84	1	$34,041.13	2	$1,014,849.07

vi) Delinquency Information for Mortgage Loans in Foreclosure Proceedings

	31-60 Days Delinquent		61-90 Days Delinquent		91 Days or More Delinquent	
	Count	Balance	Count	Balance	Count	Balance
Group 1	0	$0.00	0	$0.00	2	$176,252.42
Group 2	0	$0.00	0	$0.00	1	$362,059.27
Total	0	$0.00	0	$0.00	3	$538,311.69

vii) Mortgage Loans in REO Property

Group	Loan Number	Principal Balance	Deemed Principal Balance
1	7340045	$219,717.03	$222,488.82
2	7343411	$342,917.40	$348,081.83
Group 1 Total:		$219,717.03	$222,488.82
Group 2 Total:		$342,917.40	$348,081.83
Total:		$562,634.43	$570,570.65

* Loans becoming REO Property during preceding calendar month

viii) Deleted and Qualifying Sustitute Mortgage Loans

Group	Deleted Loan Number	Deleted Principal Balance	Substitute Loan Number	Substitute Principal Balance
None	None	None	None	None

ix) Current Period Unpaid Certificate Principal and Interest Distributions

	Scheduled Principal	Principal Distribution	Principal Shortfall	Accrued Interest	Interest Distribution	Interest Shortfall
1-CB	$567,222.20	$567,222.20	$0.00	$83,230.98	$83,230.98	$0.00
1-PO	$775.76	$775.76	$0.00	$0.00	$0.00	$0.00
2-NC	$2,275,101.99	$2,275,101.99	$0.00	$127,513.20	$127,513.20	$0.00
2-PO	$362.03	$362.03	$0.00	$0.00	$0.00	$0.00
B1	$9,215.40	$9,215.40	$0.00	$56,978.00	$56,978.00	$0.00
B2	$4,252.53	$4,252.53	$0.00	$26,293.06	$26,293.06	$0.00
B3	$2,717.10	$2,717.10	$0.00	$16,799.64	$16,799.64	$0.00
B4	$1,299.28	$1,299.28	$0.00	$8,033.35	$8,033.35	$0.00
B5	$944.59	$944.59	$0.00	$5,840.32	$5,840.32	$0.00
B6	$486.03	$486.03	$0.00	$3,005.06	$3,005.06	$0.00

x) Purchased Mortgage Loans

Group	Loan Number	Principal Balance
None	None	None

xi) Subordinate Certificate Writedown Amount:

Class B-1	0.00
Class B-2	0.00
Class B-3	0.00
Class B-4	0.00
Class B-5	0.00
Class B-6	0.00

xii) Class PO Deferred Amounts paid:

Class 1-PO	0.00
Class 2-PO	0.00

RECONCILIATION REPORT	
Structured Asset Securities Corp.	**ISSUE DATE :** 30-Aug-99
Mortgage Pass-Through Certificates, Series 1999-ALS3	**DISTRIBUTION DATE:** 25-Nov-03
	DETERMINATION DATE: 18-Nov-03
	RUN DATE: 20-Nov-03
	08:51 AM

I. CASH RECONCILIATION

A. Computed Information

Total Collections - per Servicer Report	A	3,190,401.57
Total Advances - per Servicer Report		0.00
		3,190,401.57
B. Cash Receipts from Servicer, net of service fees	B	3,190,401.57
Difference between A and B		0.00

II. DISTRIBUTION SUMMARY AND RECONCILIATION

A. Amounts Distributed:

Trustee Fee	329.98
1-A1 Interest Distribution	83,230.98
1-A1 Principal Distribution Amount	567,222.20
1-AP Principal Distribution Amount	775.76
1-AP Deferred Amount	0.00
2-A1 Interest Distribution	127,513.20
2-A1 Principal Distribution Amount	2,275,101.99
2-AP Principal Distribution Amount	362.03
2-AP Deferred Amount	0.00
B1 Interest Distribution	56,978.00
B1 Principal Distribution Amount	9,215.40
B2 Interest Distribution	26,293.06
B2 Principal Distribution Amount	4,252.53
B3 Interest Distribution	16,799.64
B3 Principal Distribution Amount	2,717.10
B4 Interest Distribution	8,033.35
B4 Principal Distribution Amount	1,299.28
B5 Interest Distribution	5,840.32
B5 Principal Distribution Amount	944.59
B6 Interest Distribution (including recovery)	3,005.06
B6 Principal Distribution Amount	486.03
R Interest Distribution	1.07
R Principal Distribution Amount	0.00
A.	3,190,401.57

B. Amounts Available:

Cash Receipts from Servicer, net of service fees	B.	3,190,401.57
Difference between A and B		0.00